UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2023

Commission File Number: 001-40286
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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

GENERAL

On August 1, 2023, the Board of Directors of Arrival (the “Board”) appointed Igor Torgov as an Executive Director.

Igor Torgov has served Arrival since 2020 in his role as Executive Vice President of multiple divisions including Fintech, Commercialization, Business Systems, IT and Digital products. On January 30th, 2023, Igor was appointed Chief Executive Officer by the Board, following former Interim CEO Peter Cuneo’s brief assignment in the office between November 2022 and January 2023. Prior to Arrival, Igor has held numerous COO, CEO, and leadership positions at Atol, Bitfury, Yota, Columbus IT and Microsoft. Igor holds an MBA in Strategic Management from California State University in Hayward, California.

On August 2, 2023, Maxim Krasnykh member of the Board of Directors since May 25, 2023 was appointed Chair of the Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: August 10, 2023